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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.       )*

Carrington Laboratories, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
144525102
(CUSIP Number)
November 18, 2005
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a valid OMB control number.

Page 1 of 8 Pages

CUSIP No. 144525102

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James F. Fitzgerald, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF SHARES	5	SOLE VOTING POWER 45,000
BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,492,100 (1)
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 45,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER 1,492,100 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,537,100 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 1,000,000 shares of Common Stock issuable upon the exercise of immediately exercisable warrants (with the percentage ownership calculated based upon an aggregate of 10,790,230 shares outstanding as of November 18, 2005, and assuming the exercise of the warrants to purchase 1,000,000 shares by the reporting person).

Page 2 of 8 Pages

CUSIP No. 144525102

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marilyn C. Fitzgerald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,492,100 (1)
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 1,492,100 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,492,100 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 1,000,000 shares of Common Stock issuable upon the exercise of immediately exercisable warrants (with the percentage ownership calculated based upon an aggregate of 10,790,230 shares outstanding as of November 18, 2005, and assuming the exercise of the warrants to purchase 1,000,000 shares by the reporting person).

Page 3 of 8 Pages

CUSIP No. 144525102

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fitzgerald Trust dated March 8, 1994
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES	5	SOLE VOTING POWER 1,492,100 (1)
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,492,100 (1)
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,492,100 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Trust)

(1)	Includes 1,000,000 shares of Common Stock issuable upon the exercise of immediately exercisable warrants (with the percentage ownership calculated based upon an aggregate of 10,790,230 shares outstanding as of November 18, 2005, and assuming the exercise of the warrants to purchase 1,000,000 shares by the reporting person).

Page 4 of 8 Pages

CUSIP No. 144525102

Item 1.

(a)	Name of Issuer

Carrington Laboratories, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2001 Walnut Hill Lane, Irving, Texas 75038

Item 2.

(a)	Name of Person Filing

This statement is filed on behalf of James F. Fitzgerald, Sr., Marilyn C. Fitzgerald and the Fitzgerald Trust dated March 8, 1994. James F. Fitzgerald, Sr. and Marilyn C. Fitzgerald are co-trustees of the Fitzgerald Trust dated March 8, 1994.

(b)	Address of Principal Business Office or, if none, Residence

James F. Fitzgerald, Sr. 839 Harding Street Janesville, WI 53545

Marilyn C. Fitzgerald 839 Harding Street Janesville, WI 53545

Fitzgerald Trust dated March 8, 1994 839 Harding Street Janesville, WI 53545

(c)	Citizenship

James F. Fitzgerald, Sr. and Marilyn C. Fitzgerald are United States citizens. The Fitzgerald Trust dated March 8, 1994 was formed under the laws of Wisconsin.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

144525102

Item 3.      If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Page 5 of 8 Pages

CUSIP No. 144525102

Item 4.      Ownership

(a)-(c)	Information concerning the amount and percentage of shares of Common Stock beneficially owned by each reporting person is set forth below and is based upon the number of shares of Common Stock outstanding as of November 18, 2005.

Reporting Person	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Aggregate Beneficial Ownership	Percentage of Outstanding Shares of Common Stock
James F. Fitzgerald, Sr.	45,000(1)	1,492,100(2)	1,537,100(2)	13.0%
Marilyn C. Fitzgerald	0	1,492,100(2)	1,492,100(2)	12.7%
Fitzgerald Trust dated
March 8, 1994	1,492,100	0	1,492,100	12.7%

(1)	Includes 45,000 shares held by trusts whereby James F. Fitzgerald, Sr. serves as a trustee.

(2)	Includes 1,492,100 shares held by the Fitzgerald Trust dated March 8, 1994, of which James F. Fitzgerald, Sr. and Marilyn C. Fitzgerald are co-trustees.

Item 5.      Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.      Identification and Classification of Members of the Group.

Not applicable

Item 9.      Notice of Dissolution of Group.

Not applicable

Item 10.      Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 8 Pages

CUSIP No. 144525102

Exhibits.

Exhibit 1      Agreement to file Schedule 13G jointly.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2005.

/s/ James F. Fitzgerald, Sr.
James F. Fitzgerald, Sr.
/s/ Marilyn C. Fitzgerald
Marilyn C. Fitzgerald
FITZGERALD TRUST DATED MARCH 8, 1994
By: /s/ James F. Fitzgerald, Sr.
James F. Fitzgerald, Sr., Co-Trustee
By: /s/ Marilyn C. Fitzgerald
Marilyn C. Fitzgerald, Co-Trustee

Page 7 of 8 Pages

CUSIP No. 144525102

EXHIBIT 1

AGREEMENT

        AGREEMENT dated as of November 28, 2005 by and among James F. Fitzgerald, Sr., Marilyn C. Fitzgerald and the Fitzgerald Trust dated March 8, 1994.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        James F. Fitzgerald, Sr., Marilyn C. Fitzgerald and the Fitzgerald Trust dated March 8, 1994 hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of Carrington Laboratories, Inc., and hereby further agree that said Statement shall be filed on behalf of James F. Fitzgerald, Sr., Marilyn C. Fitzgerald and the Fitzgerald Trust dated March 8, 1994. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Carrington Laboratories, Inc.

        IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

/s/ James F. Fitzgerald, Sr.
James F. Fitzgerald, Sr.
/s/ Marilyn C. Fitzgerald
Marilyn C. Fitzgerald
FITZGERALD TRUST DATED MARCH 8, 1994
By: /s/ James F. Fitzgerald, Sr.
James F. Fitzgerald, Sr., Co-Trustee
By: /s/ Marilyn C. Fitzgerald
Marilyn C. Fitzgerald, Co-Trustee

Page 8 of 8 Pages